CanAlaska Uranium Ltd. Toronto Stock Exchange (TSX): CVV

FOR IMMEDIATE RELEASE	NEWS RELEASE

CanAlaska Engages Financial Advisor

Vancouver, Canada, September 21st, 2012 - CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) has engaged KPMG Transaction Advisory Services Ltd. (KPMG TAS, Hong Kong) to assist in seeking China based investors to fund the exploration and development of the Company’s most active Athabasca Region uranium projects.

On July 19, 2012, Canada and China signed a supplementary protocol to the long-standing Canada-China Nuclear Cooperation Agreement. The building of stronger trade and investment ties with China and increased collaboration with China’s civil nuclear-energy market is intended to give Canadian companies greater access to one of the world’s largest and fastest expanding economies.

President and CEO Peter Dasler commented “Management believes that the protocol presents new opportunities for Canadian uranium exploration companies. CanAlaska is focused on accelerating the development of its key uranium projects and with the assistance of KPMG TAS is targeting strategic investment groups within China for financial support.”

Shareholders are reminded of the Company’s AGM, to be held at the Company’s Vancouver office on Sept 27 2012.  Please ensure to submit your vote ahead of the proxy deposit deadline of Tuesday, September 25, 2012 at 10:00 a.m. Pacific Time.  For assistance in voting your shares, please contact CanAlaska’s Proxy Solicitation Agent, Georgeson at 1-888-605-8417 or by email: askus@georgeson.com.

Peter Dasler, M.Sc., P Geo. is the qualified person responsible for this news release.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX, CVVUF -- OTCBB, DH7F -- Frankfurt) is undertaking uranium exploration on multiple uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  The Company has major international partners and is concentrating its activities on four advanced projects.

For more information, visit www.canalaska.com

On behalf of the Board of Directors
Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 x318 Email: info@canalaska.com
Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	Sept Xxth, 2012